August 8, 2013 VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

CenturyLink, Inc.

Form 10-K for the Year Ended December 31, 2012

Filed March 1, 2013

File No. 1-07784

Dear Mr. Spirgel:

On behalf of CenturyLink, Inc., I am responding to the comment contained in your letter, dated July 18, 2013, relating to our Annual Report on Form 10-K for the year ended December 31, 2012. Your comment is set forth in bold, italicized text below, and our response is set forth in plain text beneath the comment.

1. We note your response to comment 1. Please note that the liquidity and capital resources discussion should address material trends and uncertainties related to a company’s flexibility in determining when and how to use the available cash flows to satisfy obligations and make other capital expenditures.  We believe your new capital allocation strategy announced in February, which included a material stock repurchase program, a material dividend reduction, and debt repayment plans required greater discussion and analysis with a focus on explaining why the change in your capital allocation strategy occurred.  In future filings, please discuss in detail the nature and amount of your anticipated cash expenditures under the new capital allocation strategy, along with a discussion of any underlying trends in your liquidity which necessitated the adoption of the new capital allocation strategy, and address whether these trends are expected to continue.

Response:

In response to your request to provide additional disclosure in our future filings, we have expanded our liquidity disclosures as follows (underlined information is new) in our recently filed report on Form 10-Q.

Overview

At June 30, 2013, we held cash and cash equivalents of $214 million and we had $1.955 billion available under our $2.0 billion revolving credit facility (referred to as our “Credit Facility”, which is described further below). At June 30, 2013, cash and cash equivalents of $71 million were held in foreign bank accounts for the purpose of funding our foreign operations. Due to various factors, access to foreign cash is generally more restrictive than access to domestic cash.

Our board of directors monitors our use of cash throughout the year, but with enhanced scrutiny early each year in connection with the review of annual budgets.  In connection with our budgeting process in early 2013, our executive officers and board of directors reviewed our sources and potential uses of cash over the next several years, including among other things the previously-disclosed effect of the anticipated depletion of our federal net operating loss carryforwards by 2015. In connection therewith, the board of directors determined that reducing our quarterly dividend rate beginning in 2013, together with implementing a share repurchase program, would enhance our long-term ability to balance our multiple objectives of growing our business, honoring our debt and pension commitments, and returning cash to our shareholders. Based on the current capital allocation objectives approved by our board in early 2013, during the last six months of 2013 we anticipate expending cash of between $1.5 billion and $1.6 billion for capital investment in property, plant and equipment and capitalized software and $660 million or less for dividends on our common stock, based on the current quarterly common stock dividend rate of $0.54. We have debt maturities of approximately $120 million over the remainder of 2013 and we also anticipate expending cash for repurchasing common stock, but the amount will largely depend on market conditions.

We will continue to monitor our future sources and uses of cash, and anticipate that we will make adjustments to our capital allocation strategies when, as and if determined by our board of directors. We may also draw on our revolving credit facility as a source of liquidity for operating activities and to give us additional flexibility to finance capital investments, repayments of debt, pension contributions, dividends or stock repurchases.

Dividends

We currently expect to continue our current practice of paying quarterly cash dividends in respect of our common stock subject to our board of directors’ discretion to modify or terminate this practice at any time. In early 2013, our board of directors approved a 25.5% reduction in our quarterly common stock dividend rate to $0.54 per share, which we believe resulted in a dividend payout rate that is more sustainable over the long-term, and thereby increases our flexibility to balance our multiple objectives of managing our business, paying our fixed commitments, and returning cash to our shareholders.  At this rate of $0.54 per share, we anticipate our total dividends paid each quarter will be $330 million or less, depending on how much stock we repurchase in future periods and excluding the impact of any currently unforeseen share issuances. See “Risk Factors-Risks Affecting Our Business” in Item 1A of Part II of this report and the discussion of our stock repurchase program below.

In addition to the expanded discussions above, we will also continue to disclose each quarter the nature of our anticipated capital expenditures for the current year, the amount remaining under our stock repurchase program and any required contributions to our pension plans for the current year.

We also wish as part of this communication to underscore our continued belief that our prior disclosures fully outlined any material trends and uncertainties impacting our liquidity and use of cash.  To assist investors in understanding our liquidity, we have previously provided:

•                                          extensive disclosures for several years regarding the long-term challenges of funding our pension plan and post-retirement benefit commitments,

•                                          highly-detailed risk factor disclosures since 2007 regarding the conditionality of our dividends,

•                                          disclosure since 2012 regarding the adverse impact on our cash flow caused by the anticipated depletion of our federal net operating loss carryforwards by 2015, and

•                                          other relevant historical and forward-looking disclosures, including disclosures concerning ongoing reductions in our operating margins over a prolonged period, our substantial debt and other fixed commitments, and the capital requirements of our industry.

When coupled with the liquidity disclosures in our most recent Report on Form 10-K (under the subheading “Liquidity and Capital Resources” on pages 73-80 and the subheading “Risks Affecting our Liquidity and Capital Resources” on pages 35-37), we believe we have historically provided a thorough discussion of the material trends and uncertainties regarding our use of available cash.  We also feel that we have previously provided the appropriate information necessary for our investors to understand the nature, impact and rationale of our capital allocation strategy.

As we noted in our letter to you dated June 14, 2013, our current capital allocation strategy was neither adopted in response to any material changes in our liquidity, nor necessitated by any other change in our circumstances.  Rather, this strategy was principally intended to modify when and how we voluntarily return cash to our shareholders.  Like many other boards, our board of directors monitors our use of cash throughout the year, but with enhanced scrutiny early each year in connection with the review of annual budgets.  As noted in our recent 10-Q disclosure reproduced above, (i) in connection with our budgeting process in early 2013, our executive officers and board of directors reviewed our sources and potential uses of cash over the next several years, including the factors above, and (ii) in connection therewith, the board of directors determined that reducing our quarterly dividend rate beginning in 2013, together with implementing a share repurchase program, would enhance our long-term ability to balance our multiple objectives of growing our business, honoring our debt and pension commitments, and returning cash to our shareholders.

* * * *

We acknowledge that we are responsible for the adequacy and accuracy of the disclosures in the filing noted above; that your comments or changes we make to disclosures in response to your comments do not foreclose the Securities and Exchange Commission from taking any action with respect to our filings; and that we may not assert your comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please do not hesitate to call me at (318) 388-9512.

Sincerely,

/s/R. Stewart Ewing, Jr.
R. Stewart Ewing, Jr.
Executive Vice President, Chief Financial Officer and Assistant Secretary

cc: W. Bruce Hanks, Chair — CenturyLink, Inc. Audit Committee